UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

Country Style Cooking
Restaurant Chain Co., Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

22238M109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

44,522,148 ordinary shares. See Item 4.
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		44,522,148 ordinary shares. See Item 4.

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,522,148 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.2%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Li Hong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

52,000 ordinary shares. See Item 4.
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,574,148 ordinary shares. See Item 4.
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		52,000 ordinary shares. See Item 4.

	8	SHARED DISPOSITIVE POWER

44,574,148 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,630,148 ordinary shares. See Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.3%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Zhang Xingqiang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

56,000 ordinary shares. See Item 4.
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,578,148 ordinary shares. See Item 4.
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		56,000 ordinary shares. See Item 4.

	8	SHARED DISPOSITIVE POWER

44,578,148 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,630,148 ordinary shares. See Item 4.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.3%

12	TYPE OF REPORTING PERSON

IN

ITEM 1(a).	NAME OF ISSUER:

Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No.19, Yushan South Road, Yubei District, Chongqing

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Regal Fair Holdings Limited (the “Record Holder”)

Li Hong

Zhang Xingqiang

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Regal Fair Holdings Limited

P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands

Li Hong

No.19, Yushan South Road,

Yubei District, Chongqing,

People’s Republic of China.

Zhang Xingqiang

No.19, Yushan South Road,

Yubei District, Chongqing,

People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:

The place of organization of the Record Holder is British Virgin Islands. Li Hong and Zhang Xingqiang are both PRC citizens.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NO.:

22238M109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Regal Fair Holdings Limited	44,522,148	41.2%	44,522,148	0	44,522,148	0
Li Hong	44,630,148	41.3%	52,000(1)	44,574,148	52,000(1)	44,574,148
Zhang Xingqiang	44,630,148	41.3%	56,000(2)	44,578,148	56,000(2)	44,578,148

___________________________________________________

(1) Represents 52,000 restricted shares held by Ms. Li Hong.

(2) Represents 56,000 restricted shares held by Mr. Zhang Xingqiang.

Regal Fair Holdings Limited is the record holder of 44,522,148 ordinary shares of the Issuer. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. Li and Mr. Zhang may be deemed to beneficially own all of the ordinary shares of the Issuer held by the Record Holder.

Ms. Li and Mr. Zhang are wife and husband, and as such, each of them may be deemed to beneficially own ordinary shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

Li Hong	By: /s/ Li Hong
Name: Li Hong

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

Zhang Xingqiang	By: /s/ Zhang Xingqiang
Name: Zhang Xingqiang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

Regal Fair Holdings Limited	By:	/s/ Li Hong
		Name:	Li Hong
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

*99.1	Joint Filing Agreement, dated February 14, 2011, by and among Li Hong, Zhang Xingqiang and Regal Fair Holdings Limited

*previously filed